                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)*


                         American Banknote Corporation

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                                (Name of Issuer)


                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)


                                   024490302
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                                 (CUSIP Number)


  Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 941-262-8577
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 1, 2002
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

----------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.          024490302                                Page 2 of 6 Pages


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Lloyd I. Miller, III                                           ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


PF-OO**
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


United States

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               7    SOLE VOTING POWER

  NUMBER OF

                    514,154***

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          321,613***
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    514,154***

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    321,613***

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


835,768***

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


7.3%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON


 IN-OO-IA**
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 **See response to Item 3, herein.

***See response to Item 5(b), herein.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

       This statement (the "Statement") relates to the Common Stock, par value $.01 per share (the "New Common Stock) of American Bank Note Corporation (the "Company"). The Company has its principal executive offices at 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3119.

Item 2. Identity and Background

       This statement is being filed by Lloyd I. Miller, III ("Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is to provide investment advisory services. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

       The 835,768 shares of New Common Stock Miller may be deemed to beneficially own (the "Shares") is being distributed by the Company pursuant to the consummation of its Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan") on account of the respective claims held by Miller against the Company in that proceeding. Such claims arose from Miller's prior ownership of $7,172,000.00 aggregate principal amount of the Company's 11 1/4 Senior Subordinated Notes due 2007 (the "Notes"), which were extinguished pursuant to the terms of the Plan. Plan became effective on October 1, 2002

       Miller may be deemed to beneficially own the Shares through various entities. Miller is an advisor to Trust A-4 ("Trust A-4"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which a certain Trust A was split into four separate trusts. According to the Amended and Restated Trust Agreement, dated as of September 20, 1983 (the "Trust Agreement"), which governs the terms of Trust A-4, Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the grantor of Trust. A-4 and several other trusts. A copy of the Trust Agreement is attached hereto as Exhibit 99.1. All of the Notes purchased in Trust A-4 were purchased with funds held by Trust A-4 at various times and at various prices.

       Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996 and attached hereto as Exhibit 99.2. Milfam LLC is the managing general partner of Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P., dated as of December 11, 1996 and attached hereto as Exhibit 99.3 (the "Partnership Agreement"). All of the Notes Miller purchased in Milfam I, L.P. were purchased at various times and at various prices with funds contributed to Milfam I, L.P. by its partners, or funds generated and held by Milfam I, L.P.

All of the Notes purchased by Miller on his own behalf, were purchased with personal funds generated and held by Miller at various times and at various prices.

Item 4. Purpose of the Transaction

       As described in response to Item 3 above, the Shares were acquired pursuant to the terms of the Plan on account of claims in the Company's Chapter 11 proceeding. Pursuant to the plan, Miller was designated to be a member of the Company's board of directors. Other than becoming a board member and engaging in activities as a member of the board of directors, Miller does not have any plans or proposals that relate to the matters described in Item 4 of Schedule 13D. Miller has requested that the Company file a shelf registration statement with respect to the New Common Stock being issued to Miller and others pursuant to the Plan

       While Miller does not have current plans to sell any of the securities that he may be deemed to beneficially own, Miller may determine, based on market and general economic conditions, the business affairs and financial conditions of the Company, market price of the New Common Stock and other public factors deemed relevant to Miller, to acquire or dispose of beneficial ownership of additional shares of the New Common Stock or other securities of the Company. Miller may take any other action with respect to the Company or any of the Company's debt or equity securities in any manner permitted by law.

Item 5. Interest in Securities of the Issuer

       (a) Pursuant to the Plan. 11,827,143 shares of New Common Stock were issued and outstanding on October 1, 2002. Miller may be deemed to beneficially own 835,768 Shares (7.3% of the outstanding shares, including 11,515 Series 1 Warrants, 11,515 Series 2 Warrants and 10,918 Equity Options). As of the date hereof, 321,613 of such beneficially owned Shares are owned of record by Trust A-4; 503,144 of such beneficially owned shares are owned of record by Milfam I, L.P.; and 11,010 of such beneficially owned Shares are owned of record by Miller on his own behalf.

       (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by Trust A-4 and sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P. and Miller on his own behalf.

       (c) On October 1, 2002, Miller received the right to receive distributions of the New Common Stock pursuant to the Plan. Except for such distributions, Miller has not effected any transactions in the New Common Stock during the past 60 days.

       (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

       (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       The Trust Agreement provides:

       The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

       The Operating Agreement provides:

       While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

       The Milfam I Partnership Agreement provides:

       The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I, L.P. and to make all decisions regarding the affairs of Milfam I, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

       Item 7. Materials to be Filed as Exhibits:

                Exhibit        Document
                -------        --------

                   99.1     Amended  and   Restated   Trust   Agreement,   dated
                            September 20, 1983,  between Lloyd I. Miller and PNC
                            Bank,   Ohio,  N.A.   (formerly  The  Central  Trust
                            Company, N.A., Cincinnati, Ohio).

                   99.2     Operating  Agreement of Milfam LLC,  dated  December
                            10, 1996.

                   99.3     Milfam I, L.P. Partnership Agreement, dated December
                            11, 1996.

       After reasonable inquiry and to the best of my knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

       Dated:      October 10, 2002

                                                 By:   /s/ Lloyd I. Miller, III
                                                    ----------------------------
                                                       Lloyd I. Miller, III

                                  EXHIBIT INDEX

                   Exhibit           Document
                   -------           --------

                   EX-99.1           Amended and Restated Trust Agreement

                   EX-99.2           Operating Agreement of Milfam LLC

                   EX-99.3           Milfam I, L.P. Partnership Agreement